June 20, 2012

Ms. Tracey McKoy

Securities and Exchange Commission

Washington DC 20549

In Re:	Dream Homes, Limited
Form S1/ Filed June 4, 2012
File No. 333-176258

Dear Ms. McKoy:

In response to your comment letter of June 14, 2012, and a personal conversation on June 19, 2012, I would offer the following items and explanations:

1. The auditor’s notes, under “Significant Accounting Policies” on page 51, indicate the company’s philosophy with respect to impairment:

When the profitability of a current community deteriorates or the sales pace declines significantly or some other factor indicates a possible impairment in the recoverability of the asset, Dream Homes evaluates the property in accordance with the guidelines of SFAS No. 121. If this evaluation indicates an impairment loss should be recognized, Dream Homes will charge cost of sales for the estimated impairment loss in the period determined.

2. As noted in the Comment Letter, on pages 11 and 22 of the S1, Dream Homes notes that the contracts have expired and the sellers are not under current obligation to extend or even honor the former agreements. However, the narrative points out that “The Company believes it can renew those terms, with the addition of some levels of interest and possible additional consideration. However, this renewal may not occur and any deposits may be lost.” This information is to alert the prospective investor of the possibilities noted and that a “risk” is inherent in this investment for these reasons.

3. On page 50 of the S1, the company, again in the Significant Accounting Policies section, points out, in both the narratives describing Galloway Township and Seaview Gardens, that “Management of Dream Homes believes that it can resurrect these contract terms, with the payment of additional interest, and possibly other consideration, although this may not occur. Accordingly, no impairment to the costs basis has been recognized.”

Based on the identification of the risks involved, and the explanation of the possible loss should events transpire unfavorably, we believe that the company has adequately disclosed that there is a risk of loss, and that the company has assessed the situation with an eye towards impairment and does not, as yet, believe these assets to be impaired, and has so stated that belief.

We believe the Form S-1, as submitted, complies with the requisite guidelines.

Respectfully,

DIETERICH & ASSOCIATES

/s/ Christopher Dieterich

Christopher Dieterich

Counsel to Dream Homes Limited